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                                                                                                             EXHIBIT 12 (A)

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                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
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               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                                                  12 Months
                                                                                                                    Ended
                                                                YEARS ENDED DECEMBER 31,                           June 30,
                                           -----------  ------------  -------------  ------------  ------------   ----------
                                               1995         1996           1997          1998          1999          2000
                                           -----------  ------------  -------------  ------------  ------------   ----------
Earnings as Defined in
  Regulation S-K (A):

Net Income (B)                                   $617          $535           $528          $602          $653         $726
Income Taxes (C)                                  326           268            256           404           510          546
Fixed Charges                                     419           438            450           446           450          458
                                           -----------  ------------  -------------  ------------  ------------  -----------
Earnings                                       $1,362        $1,241         $1,234        $1,452        $1,613       $1,730
                                           ===========  ============  =============  ============  ============  ===========

Fixed Charges as Defined in
  Regulation S-K (D):

Total Interest Expense                           $407          $399           $395          $390          $394         $402
Interest Factor in Rentals                         12            11             11            11            10           10
Subsidiaries' Preferred Securities
  Dividend Requirements                            --            28             44            45            46           46
                                           -----------  ------------  -------------  ------------  ------------  -----------
Total Fixed Charges                              $419          $438           $450          $446          $450         $458
                                           ===========  ============  =============  ============  ============  ===========

Ratio of Earnings to Fixed Charges               3.25          2.83           2.74          3.27          3.58         3.78
                                           ===========  ============  =============  ============  ============  ===========

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B)  Excludes extraordinary item.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) Preferred Securities Dividend Requirements of subsidiaries.

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